June 22, 2012

Deborah O’Neal-Johnson, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Institutional International Funds, Inc.(“Registrant”)
consisting of the following series:
  T. Rowe Price Institutional Global Value Equity Fund
  File Nos.: 033-29697/811-5833

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of June 6, 2012, regarding the post-effective amendment filed pursuant to Rule 485(a) on May 10, 2012 to add the new T. Rowe Price Institutional Global Value Equity Fund (the “Fund”) to the above referenced Registrant. Your comments and our responses are set forth below.

Comment:

Confirm whether any acquired fund fees and expenses need to be disclosed in the fee table.

Response:

The fund does not expect to invest in any shares of other investment companies. Therefore, no acquired fund fees and expenses need to be disclosed in the fee table.

Comment:

The last sentence of the fee table footnote should be revised to include the same exclusions set forth in the first sentence.

Response:

The footnote will be revised as follows:

T. Rowe Price Associates, Inc. has agreed (through February 28, 2014) to waive its fees and/or bear any expenses (excluding interest, taxes, brokerage, extraordinary expenses, and acquired fund fees) that would cause the fund’s ratio of expenses to average net assets to exceed 0.75%. Termination of the agreement would require approval by the fund’s Board of Directors. Fees waived and expenses paid under this agreement are subject to reimbursement to T. Rowe Price Associates, Inc. by the fund whenever the fund’s expense ratio is below 0.75%. However, no reimbursement will be made more than three years after the waiver or payment, or if it would result in the expense ratio exceeding 0.75% (excluding interest, taxes, brokerage, extraordinary expenses, and acquired fund fees).

Comment:

Confirm that the expense limitation is only applied to year 1 and part of year 2 in calculating the expense example.

Response:

The expense example assumes the expense limitation of 0.75% for a period of 1.59 years (July 26, 2012 through February 28, 2014) and assumes the total annual fund operating expenses of 0.99% for the remainder of the 3-year period.

Comment:

Confirm whether the fund expects to use derivatives as a principal investment strategy.

Response:

The fund does not expect to use derivatives as a principal investment strategy.

Comment:

Confirm that Item 8 of Form N-1A is not applicable.

Response:

The fund does not participate in the Price Funds’ administrative fee payment (AFP) program and does not pay any 12b-1 fees, and does not make any other payments for administrative services or distribution to broker-dealers or other financial intermediaries. Accordingly, the statement prescribed by Item 8 has been omitted because neither the fund nor its related companies pay financial intermediaries for the sale of fund shares or related services.

Comment:

If the Fund sells a credit default swap, confirm that the full notional value of the securities will be covered.

Response:

Although it is unlikely that the Fund will invest in credit default swaps, if the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

If you have any questions or further comments, please do not hesitate to call the undersigned at

410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Institutional International Funds, Inc.